Series Portfolios Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 1, 2018

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Equable Shares Small Cap Fund Series 1 (S000061416)
Equable Shares Small Cap Fund Series 2 (S000061417)

Dear Ms. Browning:

This correspondence is being filed in response to oral comments received from the U.S. Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on May 30, 2018, via telephone, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 39 to its registration statement. PEA No. 39 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N-1A on March 2, 2018, for the purpose of registering two new series of the Trust, the Equable Shares Small Cap Fund Series 1 and Equable Shares Small Cap Fund Series 2 (each a “Fund”, and together, the “Funds”). The Staff previously provided comments on PEA No. 39 to the Trust on April 17, 2018.  The Trust filed PEA No. 45 under Rule 485(b) on May 30, 2018 in response to the Staff’s comments provided on April 17, 2018 and to file exhibits to the registration statement. The Trust has separately filed the definitive prospectus and SAI in connection with PEA No. 45 pursuant to Rule 497(c) under the Securities Act for the purpose of incorporating the revisions discussed herein.

The Staff’s comments, along with the Trust’s responses, are set forth below. For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus – General Comments

1.
Staff Comment: The Staff notes the cover page of the prospectus indicates that the Equable Shares Small Cap Fund (Series 2) is not currently offered, yet disclosure under the sub-section entitled “More Information About the Funds – Additional Information About the Funds” indicates that two series of Equable Shares Funds are currently offered in the prospectus.  Please reconcile all appropriate disclosures to avoid discrepancies.

Response: The Trust responds by supplementally confirming that shares of the Equable Shares Small Cap Fund (Series 2) are not currently offered, and by revising the disclosure under “More Information About the Funds – Additional Information About the Funds” to read as follows:

“There are currently two series of Equable Shares™ Funds with identical investment objectives and strategies.  Shares of the Equable Shares Small Cap Fund (Series 2) are not currently offered for purchase.”

2.	Staff Comment: Please revise the date of the prospectus according to the proper effective date.

Response: The Trust responds by supplementally confirming the date of the Prospectus and SAI has been updated to reflect the May 30, 2018 effective date.

Prospectus – Summary Sections – Investment Objective

3.
Staff Comment: Please remove the parenthetical reading “(for purposes of this part of the Summary Section, the “Fund”)” from the statement of the investment objective, as this information is not a required disclosure under Item 2 of Form N-1A, and as such, pursuant to Instruction C.3(b) of Form N-1A, it should not be included in the Item 2 disclosure.

Response: The Trust responds by making the requested revision.

Prospectus – Summary Sections – Fees and Expenses of the Fund

4.
Staff Comment: Please remove footnote (2) to the Fees and Expenses of the Fund table, as disclosure related to the expense limitation arrangement is not permissible under Instruction 3(e) to Item 3 of Form N-1A if there is no corresponding fee waiver or expense reimbursement triggered under the arrangement that is shown in the table itself.

Response: The Trust responds by removing footnote (2) entirely.

5.
Staff Comment: Please revise disclosures in the Prospectus and SAI similar to that included in footnote (2) to the Fees and Expenses of the Fund table with regard to recoupment of previously waived fees and reimbursed fund expenses to read “provided after payment of the recoupment is taken into account, the Total Annual Fund Operating Expenses do not exceed the lesser of the Expense Cap (i) in effect at the time of the waiver or reimbursement, ~~or~~ and (ii) in effect at the time of recoupment” (underlined and strikethrough text added to indicate revised text).

Response: The Trust responds by making the requested revisions.

Prospectus – Summary Sections – Principal Investment Strategies

6.	Staff Comment: Please confirm that all references to a “targeted outcome” have been removed from the disclosures in the prospectus and SAI.

Response: The Trust responds by confirming supplementally that all disclosures related to a “targeted outcome” have been removed from the Prospectus and SAI.

7.	Staff Comment: Please confirm supplementally that the Funds will not write or sell put options.

Response: The Trust confirms supplementally that the Funds will not write or sell put options.

8.
Staff Comment: Please provide a brief statement in this section of what a covered call option entails, included what is meant by “covered,” and clarify how the Funds will utilize covered call options to achieve the Funds’ investment objectives, including clarification of what is meant by “cash flow” and “reduces volatility.”

Response: The Trust responds by revising applicable disclosure in this section to read as follows:

“The Fund seeks to generate income and preserve capital by writing covered call options, which provides cash flow from option premiums and reduces the impact of market volatility on the Fund’s investment portfolio. A call option gives the buyer the right to purchase a security from the writer of the option at a specified price (the “exercise price”) at any time until a certain date (the “expiration date”) in exchange for cash paid to the writer on the day the option is written (the “premium”). A written call option is “covered” if the Fund owns the underlying security subject to the call option at all times during the option period. When the Fund writes a covered call option, the Fund receives cash in the form of the premium in exchange for giving up a portion of the future upside gains from the underlying security. In addition, a covered call option partially hedges against declines in the price of the underlying security, to the extent of the premium the Fund receives. Writing covered call options helps to mitigate declines in the Fund’s portfolio of equity securities, though it limits the Fund’s ability to profit from increases in the value of the Fund’s portfolio of equity securities.”

9.
Staff Comment: Please confirm references to the Funds’ investment objectives indicate that the Fund will “seek to” achieve the investment objective, or use similar language indicating that there is no certainty that the strategies employed by the Funds will achieve the objectives.

Response: The Trust responds by confirming supplementally that references to the Funds’ investment objective indicate that the Funds will “seek to” achieve the objective.

10.	Staff Comment: Please clarify if each Fund’s 80% basket of small capitalization equity securities includes derivatives.

Response: The Trust responds by confirming supplementally that each Fund’s 80% basket of small capitalization equity securities includes covered call options written by the Fund.  The Trust responds further by revising applicable disclosure in the prospectus to clarify as such.

11.	Staff Comment: Please confirm whether each Fund’s 20% basket includes derivatives.

Response: The Trust responds by confirming supplementally that the Fund’s “20% basket” does not include investment in any derivatives.

12.
Staff Comment: Please clarify the statement that each Fund is a “fund of funds,” including a brief definition of what constitutes a fund of funds.  Please also add a risk disclosure specific to the risks of a fund of funds, and include disclosure (in the prospectus or SAI) clarifying whether the Funds will rely on Section 12(d)(1)(F) or other relief in order to invest in other funds beyond the limits of Section 12(d)(1(A) under the 1940 Act.

Response: The Trust responds by making the requested revisions.

13.
Staff Comment: Please revise disclosures indicating that the Funds written covered call options are “expected to include” Cboe FLEX Options to state that the Fund “intends to” write Cboe FLEX Options, pursuant to Item 4(a) of Form N‑1A.

Response: The Trust responds by making the requested revisions.

14.	Staff Comment: Please clarify in the disclosure addressing why an “at the money” strike price is important to the Funds’ use of FLEX Options.

Response: The Trust responds by making the requested revision.

15.	Staff Comment: Please clarify why the use of option durations other than six-months is necessary to achieve the Funds’ investment objectives.

Response: The Trust responds by stating supplementally that the current disclosure indicates that a Fund may write options with nine-month, twelve-month or other durations if, in the Adviser’s opinion based on current market conditions, a different duration would provide an investment opportunity with an outcome more likely to achieve the Fund’s investment objectives.  The Trust responds further by clarifying the current disclosure that the Fund will not simultaneously write options with varying durations, and instead will use of options of these variations as an alternative to six-month duration options in the even the Adviser determines doing so is more likely to provide an investment opportunity with an outcome more likely to achieve the Fund’s investment objectives.

16.
Staff Comment: Please remove the disclosure reading “when the Fund holds cash or invests in money market funds for temporary purposes it may not achieve its investment objective” from this section, as this is a statement of risk and not strategy.

Response: The Trust responds by making the requested revision.

17.
Staff Comment: Please revise the statement reading “Each Fund’s shares are expected to be offered for purchase periodically based on the duration of the options it writes, which is currently six months” to remove “Each,” as the summary section only applies to a single Fund. Please further clarify this disclosure to provide information to shareholders concerning the mechanics of how investors will be notified of the ability to purchase shares, and clarify when the Fund will be closed to purchases.

Response: The Trust responds by making the requested revisions.

Prospectus – Summary Sections – Principal Risks

18.	Staff Comment: Please add liquidity risk to this section.

Response: The Trust responds by making the requested revision.

19.	Staff Comment: Please revise correlation risk to relate more closely the Funds’ investment strategies.

Response: The Trust responds by making the requested revision.

20.	Staff Comment: Please confirm supplementally that the Funds will not write naked call options.

Response: The Trust responds by confirming supplementally that the Funds will not write naked call options.

21.
Staff Comment: To the extent the Fund will invest in write types of covered call options beyond FLEX Options (see Comment 13, above), please revise the Derivatives Risk to address the risks attendant to such options.

Response: The Trust responds by making the requested revision.

22.	Staff Comment: Please confirm the Covered Call and FLEX Options Risks Disclosures conveys the totality of risks related to these strategies.

Response: The Trust responds supplementally by stating that the Trust believes all risks related to the Funds’ writing of covered call options and FLEX Options have been disclosed in the current disclosure.

Prospectus – More Information About the Funds

23.	Staff Comment: Please clarify in this section why the customization of FLEX Options is important to the Funds’ investment strategies.

Response: The Trust responds by making the requested revision.

Prospectus – Shareholder Information – Pricing of Fund Shares

24.
Staff Comment: Please clarify disclosure related to the valuation of the Funds’ investments in ETFs to indicate that when an exchange price is not available, shares of an ETF will be priced at the value determined by the ETF.

Response: The Trust responds by making the requested revision.

Prospectus – Shareholder Information – How to Purchase Shares

25.	Staff Comment: Please clarify in this section that pricing of Fund shares is based on the time of receipt by the Funds or an authorized financial intermediary.

Response: The Trust responds by making the requested revision.

SAI – Investment Restrictions – Additional Information Regarding Fundamental Investment Restrictions

26.	Staff Comment: With regard to the paragraph entitled “Lending,” please:

a.	state the extent to which the Funds are permitted to engage in the lending activities described;
b.	ensure any costs related to the Funds’ lending activities are disclosed in the registration statement as required by Form N‑1A;
c.	include a statement to the effect that the Funds will be the risk of loss related to any uninvested collateral; and
d.
explain in the disclosure why the Funds’ collateral arrangements with respect to options, forward currency and futures transactions and other derivative instruments (as applicable) will not be considered loans.

Response: The Trust responds to each of these items as follows:

a.	the Trust has included disclosure stating that the Funds may engage in lending to the full extent permitted under the 1940 Act;
b.	the Trust responds by stating supplementally that costs related to lending will be included in the Funds’ registration statement as required by Form N-1A;
c.	the Trust responds by making the requested revision; and
d.	the Trust has included disclosure explaining that such collateral arrangements are not considered loans because they will be “covered”.

27.	Staff Comment: With regard to the paragraph entitled “Senior Securities and Borrowing,” please clarify:
a.	why the entry into options, forward contracts, futures contracts, swaps, including those relating to indices, and options on futures contracts or indices shall not constitute borrowing;
b.	whether the Funds will use swaps, and if so, include the attendant strategy and risk disclosures related to such investments in the prospectus or SAI, as appropriate; and
c.	clarify whether the Funds may pledge assets to secure borrowings.

Response: The Trust responds by:
a.	revising the applicable disclosure to explain that such investments are not considered borrowings because they will be “covered”;
b.	stating supplementally that the Funds will not utilize swaps, and by revising the applicable disclosure to remove references to instruments the Funds do not intend to use; and
c.	revising the applicable disclosure to clarify that the Funds are not permitted to pledge their assets to secure borrowings, except to the extent permitted under the 1940 Act.

28.	Staff Comment: Please clarify in this section that pricing of Fund shares is based on the time of receipt by the Funds or an authorized financial intermediary.

Response: The Trust responds by making the requested revision.

SAI – Portfolio Holdings Information

29.	Staff Comment: Please confirm the disclosure under the heading entitled “Portfolio Holdings Information” conforms to the requirements of Item 16(f) of Form N-1A.

Response: The Trust responds by confirming supplementally that the disclosure in this section conforms to the requirements of Item 16(f) of Form N-1A.

*   *   *   *   *   *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑5208.

Very truly yours,

/s/ Rachel Spearo
Rachel Spearo, Secretary
Series Portfolios Trust

CC:     Marco Adelfio, Goodwin Procter LLP